UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F   Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Please see the proxy materials filed as exhibits hereto to be mailed out to shareholders on November 22, 2012 and filed on SEDAR in connection with the annual meeting of shareholders of CIBT Education Group Inc. to be held on Friday, December 14, 2012 at 11:00 a.m. in Vancouver, Canada at the address provided in the Notice of Annual General Meeting of Shareholders filed as exhibit 99.1 hereto, as well as a form of request to receive copies of the company’s interim and/or annual financial statements.

EXHIBITS

Number	Description of Exhibit
99.1	Notice of Annual General Meeting of Shareholders
99.2	Information Circular dated October 31, 2012
99.3	Form of Proxy for the Annual General Meeting to be held on December 14, 2012
99.4	Voting Instruction Form
99.5	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: November 21, 2012	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer